EXHIBIT 99.1

NXT Energy Solutions Inc. Announces Release Date for Its 2017 Year-End Results and Conference Call

CALGARY, Alberta, March 27, 2018 (GLOBE NEWSWIRE) -- NXT Energy Solutions Inc. (“NXT” or the "Corporation") (TSX:SFD) (OTC QB:NSFDF) announces it will release its fourth quarter and full year financial and operating results for the fiscal year ended December 31, 2017 on Monday, April 2, 2018 at approximately 7:00 a.m. Eastern Time (5:00 a.m. Mountain Time).  A conference call to discuss the 2017 fourth quarter and full year results will be held at 4:15 p.m. Eastern Time (2:15 p.m. Mountain Time) on the same day.

Details of the conference call are as follows:

Date:	Monday, April 2, 2018
Time:	4:15 p.m. Eastern Time (2:15 p.m. Mountain Time)
North American Participants Call:	1-800-952-5114
International Dial In Numbers:	https://www.confsolutions.ca/ILT?oss=7P1R8009525114
Participant Pass Code	3619713#

NXT’s 2017 fourth quarter and full year financial and operating results will be filed in Canada on SEDAR at www.sedar.com, and will be available in the USA on EDGAR at www.sec.gov/edgar, as well as on NXT’s website at www.nxtenergy.com.

About NXT Energy Solutions Inc.

NXT Energy Solutions Inc. is a Calgary-based Corporation whose proprietary SFD® survey system utilizes quantum-scale sensors to detect gravity field perturbations in an airborne survey method which can be used both onshore and offshore to remotely identify areas with exploration potential for traps and reservoirs. The SFD® survey system enables our clients to focus their hydrocarbon exploration decisions concerning land commitments, data acquisition expenditures and prospect prioritization on areas with the greatest potential.  SFD® is environmentally friendly and unaffected by ground security issues or difficult terrain, and is the registered trademark of NXT Energy Solutions Inc.  NXT Energy Solutions Inc. provides its clients with an effective and reliable method to reduce time, costs, and risks related to exploration.

Contact Information

For investor and media inquiries please contact:

Mr. George Liszicasz
President & CEO
+1-403-206-0800
nxt_info@nxtenergy.com
www.nxtenergy.com

Mr. Jakub Brogowski
Chief Financial Officer
+1-403-206-0807
nxt_info@nxtenergy.comwww.nxtenergy.com